UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                             SEC FILE NUMBER
                                  FORM 12b-25
                                                                000-50494
                           NOTIFICATION OF LATE FILING
                                                              CUSIP NUMBER

                                                               916787 104


(Check one):  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
              |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

             For Period Ended:    June 30, 2010
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             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:
                                              ----------------------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Upstream Worldwide, Inc.
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Full Name of Registrant

Money4Gold Holdings, Inc.
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Former Name if Applicable

200 E. Broward Blvd., Suite 1200
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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33301
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a) The reason described in reasonable detail in Part III of this form
     |       could not be eliminated without unreasonable effort or expense;
     |   (b) The subject annual report, semi-annual report, transition report on
     |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|  |       portion thereof, will be filed on or before the fifteenth calendar
     |       day following the prescribed due date; or the subject quarterly
     |       report or transition report on Form 10-Q or subject distribution
     |       report on Form 10-D,or portion thereof, will be filed on or before
     |       the fifth calendar day following the prescribed due date; and
     |   (c) The accountant's statement or other exhibit required by Rule
     |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is delaying the filing pending the finalization of a beneficial transaction which will close within five days in order to fully disclose the details of this transaction.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Michael D. Harris               561             689-4441
      ----------------------------------- --------------- ----------------------
                    (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |X| No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Annex A.

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                            Upstream Worldwide, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010          By: /s/  Michael Brachfeld
     --------------------          ---------------------------------
                                   Michael Brachfeld, Chief Accounting Officer

                             Annex A to Form 12b-25


      The Company had $7,756,322 in revenues for the quarter ended June 30, 2010 and $1,490,560 in revenues for the quarter ended June 30, 2009. The Company's net loss was $(318,830) for the quarter ended June 30, 2010 compared to $(1,722,893) for the quarter ended June 30, 2009.


      The substantial increase in revenue during the quarter ended June 30, 2010, as compared to the same period in 2009 was driven by significant increases in the volume of advertising in 2010, as well as an increase in the overall effectiveness of those advertisements. Additionally, the experience brought by the management team of MGE Enterprises Corporation (which we acquired in May
2009) has enabled the Company to identify and capitalize on numerous business opportunities. During 2009, we commenced operations in several countries which have less competition than the United States. Also contributing to the higher revenue was the increase in the value of an ounce of gold which has increased our revenue per ounce of gold received.